                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:  December 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----


                             Value Property Trust
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  919904102
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 11 Pages

-----------------------                                  ---------------------
  CUSIP NO. 919904102                   13G                PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Strome Susskind Investment Management, L.P.
      95-4450882

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          583,738
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          583,738
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      583,738

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN, IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 919904102                   13G                PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SSCO, Inc.
      95-4450883

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          583,738
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          538,738
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      583,738

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 919904102                   13G                PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mark E. Strome
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          583,738
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          583,738
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      583,738

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement amends and supplements the information set forth in the
Schedule 13G (the "Schedule 13G") filed by the Reporting Persons as (defined therein) with the Securities and Exchange Commission on February 14, 1997, and constitutes Amendment No. 1 to the Schedule 13G ("Amendment No.1"). Capitalized terms used herein without definition shall have the meaning ascribed to such terms in the Schedule 13G. This Amendment No. 1 is being filed to amend Items 2(a), and 4 contained in Schedule 13G.

Item 2 (a)  Name of Person Filing:  This statement is being filed by:

            a.   Strome-Susskind Investment Management, L.P. ("SSIM")

            b.   SSCO, Inc. ("SSCO"); and

            c.   Mark E. Strome ("Strome")

            collectively the "Reporting Persons".

            SSIM is a Delaware limited partnership and a registered investment adviser. SSIM is the sole general partner of and investment adviser to two investment limited partnerships that directly own shares of common stock of Value Property Trust (the "Stock"). SSIM is also the investment adviser to two offshore investment corporations that directly own shares of the Stock.

            SSCO is the sole general partner of SSIM. The Mark E. Strome Living Trust, dated 01/16/97 (the "Trust") is the controlling shareholder of SSCO. Mark E. Strome is the settlor and a trustee of the Trust.

            SSIM's beneficial ownership of the Stock is direct because of its general partnership interests in the investment limited partnerships that directly own shares of the Stock. SSIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the investment limited partnerships and the investment corporations (collectively referred to hereinafter as the "Entities")). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SSIM, and is reported solely because Rule 13-d (a) and (b) promulgated under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a
            Schedule 13G within the specific time period. The answers on blocks 6, 8, 9 and 11 on pages 3 and 4 above and in response to item 4 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SSIM and the relationship of SSCO and Strome to SSIM.

            Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

Item 4.     Ownership:

            (a) Amount Beneficially Owned: Reporting Persons each directly or indirectly beneficially own 583,738 shares of Stock. Based on the Form 10-K of September 30, 1997, Value Property Trust ("VLP") has 11,226,310 shares of its common stock outstanding. Accordingly, the Reporting Persons each directly or indirectly beneficially own 5.2% of the outstanding common stock of VLP. The Partnership and SSIM's beneficial ownership is direct and SSCO and Strome's beneficial ownership is indirect.

            (b)   Percent of Class:   5.2%

            (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:   0

            (ii)  shared power to vote or to direct the vote:

            The Reporting Parties share with each other the power to vote all 583,738 shares of Stock for which they have direct or indirect beneficial ownership. No other person has the power to vote such shares.

            (iii) sole power to dispose or to direct the disposition of:   0

            (iv)  shared power to dispose or to direct the disposition of:

            The Reporting Parties share with each other the power to dispose of all 583,738 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            /s/ Jeffrey S. Lambert
            ------------------------------
            Mark E. Strome


            STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
            By SSCO, Inc., its General Partner

            By: /s/ Jeffrey S. Lambert
               ----------------------------------
               Jeffrey S. Lambert, Chief Financial Officer

            SSCO, INC.

            By: /s/ Jeffrey S. Lambert
               ----------------------------------
               Jeffrey S. Lambert, Chief Financial Officer

              Date: 02/11/98
                   ------------------------

                                    EXHIBITS


EXHIBIT A    Power of Attorney Granted by Mark E. Strome

EXHIBIT B    Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT C    Identification and Classification of Subsidiary Which Acquired
             Security Being Reported On By the Parent Holding Company